PACIFIC MAGTRON INTERNATIONAL CORP.
                             1600 California Circle
                           Milipitas, California 95035


                                  June 23, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:        Stephen G. Krikorian, Accounting Branch Chief
                  Tamara Tangen, Staff Accountant

         Re:      Pacific Magtron International Corp.
                  Form 10-K for Fiscal Year Ended December 31, 2004 Filed April 21, 2005
                  File No. 0-25277

Ladies and Gentlemen:

On behalf of Pacific Magtron International Corp., a Nevada corporation (the "Company"), we hereby transmit for filing, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, and Rule 101(a) of the Commission's Regulation S-T, Amendment No. 1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "Form 10-K/A").

Set forth below are the Company's responses to the comments of the Staff with respect to the above-referenced filing, as outlined in the letter dated June 17, 2005 (the "Comment Letter") addressed to Martin Nielson, Chief Executive Officer of the Company. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter to indicate the manner in which the Company has responded to the Staff's comments.

1. The failure to file the Section 906 Certification of the Company's Chief Financial Officer with the Annual Report on Form 10-K for the year ended December 31, 2004 was inadvertent and unintentional. The Chief Financial Officer's Section 906 Certification is filed with the Form 10-K/A as Exhibit
32.2. In addition, as the Form 10-K/A amends the Company's previous filing in its entirety, the Form 10-K/A includes as exhibits new Section 302 Certifications by the Chief Executive Officer and the Chief Financial Officer and a new Section 906 Certification by the Chief Executive Officer.

In connection with the Staff's request in the Comment Letter that the Company provide a statement containing certain acknowledgements, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff

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comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this letter or the Form 10-K/A, please do not hesitate to call me at (408) 956-8888.

Very truly yours,


/s/ Martin Neilson

Martin Neilson
Chief Executive Officer

cc:      Gary A. Miller, Esq.